

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

James Bedal
Chief Executive Officer
Bare Metal Standard Inc.
3604 S. Banner Street
Boise, ID 83709

> **Re: Bare Metal Standard Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 11, 2020**
> **File No. 000-55795**

Dear Mr. Bedal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 7, 2020.

Preliminary Proxy Statement on Schedule 14A

General

1. In reply to our comment 1 in our correspondence dated August 7, 2020, you described Section 5(c) of the Asset Purchase Agreement as a "condition to the sale of [BRMT's] assets to Code 96." We note, however, that the Closing (as defined in the Asset Purchase Agreement) does not appear to be expressly conditioned upon the Seller's acquisition of a new business as contemplated by Section 5(c). Please supplement your response by providing us with a legal analysis specifically addressing whether or not the sale of assets will constitute a transaction (or the first in a series of transactions) that has a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii)(A).

2.   We note your response to prior comment 2. As you do not appear to be eligible to incorporate this information by reference, please revise to include Bare Metal Standard Inc.'s audited financial statements for each of the two most recent fiscal years plus unaudited interim periods. Refer to Note D and Item 14(e)(1) of Schedule 14A.

Appraisal Rights

3.   We note your response to prior comment 6 and your statement that Mr. O'Neill is not and has not been an affiliate of the Company, Code 96, LLC or James Bedal. Please revise to disclose whether there have been any material relationships that existed during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Securities Ownership

4.   We note your response to prior comment 7. Please provide in your proxy statement an updated beneficial ownership table that reflects the beneficial ownership of the Company's shares of common stock as of the most recent practicable date, as required by Item 403(a) of Regulation S-K. See Item 6(d) of Schedule 14A. Please also disclose how Mr. Bedal acquired the additional shares of common stock that he intends to sell that are not reflected in the beneficial ownership table in your most recent the Form 10-K, and clarify whether that transaction(s) resulted in a change of control. Finally, tell us whether American-Swiss Capital, Inc. has entered into an agreement to acquire another business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Edwin Kim, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Shaff, Esq.